UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Sitestar Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82980W101

(CUSIP Number)

Jeffrey I. Moore

1904 Deauville Dr.

Lexington, KY 40504

859.230.3115

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82980W101	13D	Page 2 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey I. Moore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,610,849
	8.	SHARED VOTING POWER 2,757,524
	9.	SOLE DISPOSITIVE POWER 2,610,849
	10.	SHARED DISPOSITIVE POWER 2,757,524

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,368,373
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 82980W101	13D	Page 3 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia H. Moore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 758,489
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 758,489

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,489
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 82980W101	13D	Page 4 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jay B. Moore
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 593,675
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 593,675

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,675
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 82980W101	13D	Page 5 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William T. May
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 218,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 218,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 82980W101	13D	Page 6 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M & M Investments
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,187,360
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,187,360

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,187,360
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 82980W101	13D	Page 7 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,734,145
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,734,145
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,734,145
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 82980W101	13D	Page 8 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,734,145
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,734,145
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,734,145
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 82980W101	13D	Page 9 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven L. Kiel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,734,145
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,734,145

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,734,145
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 82980W101	13D	Page 10 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alesia Value Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,340,683
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,340,683
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,340,683
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 82980W101	13D	Page 11 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alesia Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,340,683
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,340,683
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,340,683
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 82980W101	13D	Page 12 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeremy K. Gold
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 80,000
	8.	SHARED VOTING POWER 2,340,683
	9.	SOLE DISPOSITIVE POWER 80,000
	10.	SHARED DISPOSITIVE POWER 2,340,683

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,420,683
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 82980W101	13D	Page 13 of 20 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christoper Olin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,340,683
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,340,683

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,340,683
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 82980W101	13D	Page 14 of 20 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Sitestar Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7109 Timberlake Rd., Suite 201, Lynchburg, VA 24502.

Item 2. Identity and Background.

a.	This statement is filed by (i) Jeffrey I. Moore, director of Sitestar (ii) Julia H. Moore (iii) Jay B. Moore (iv) William T. May (v) M & M Investments (vi) Arquitos Capital Partners, LP, (ACP) a Delaware limited partnership (vii) Arquitos Capital Management, LLC, (ACM) a Virginia limited liability company (viii) Steven L. Kiel, managing member of ACP and president of ACM (ix) Alesia Value Fund LLC (AVF) a California limited liability company (x) Alesia Asset Management LLC (AAM), a California limited liability company (xi) Jeremy K. Gold, managing member of AAM and (xii) Christopher Olin, managing member of AAM. Each of the foregoing is referred to as a "Reporting Person" and collectively as "Reporting Persons." Each of the Reporting Persons is party to a Joint Filing Agreement as further described in item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
b.	The principal business address for Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, William T. May, and M & M Investments is 1904 Deauville Dr., Lexington, KY 40504. The principal business address for Arquitos Capital Partners, LP, Arquitos Capital Management, LLC, and Steven L. Kiel is 4910 Sunset Lane, Annandale, VA 22003. The principal business address for Alesia Value Fund LLC, Alesia Asset Management LLC, Jeremy K. Gold, and Christopher Olin is 22287 Mulholland Highway, Suite 180, Calabasas, CA 91302.

CUSIP No. 82980W101	13D	Page 15 of 20 Pages

c.	Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, and William T. May are private investors. M & M Investments is a family investment partnership. Arquitos Capital Partners, LP is a limited partnership engaged in the business of securities analysis and investment. Arquitos Capital Partners, LP may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest. The principal business of Arquitos Capital Management, LLC is to act as the general partner to Arquitos Capital Partners, LP. Steven L. Kiel is the managing member of ACP and the president of ACM. Alesia Value Fund LLC is a limited liability company engaged in the business of securities analysis and investment. Alesia Value Fund LLC may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest. The principal business of Alesia Asset Management LLC is to act as the managing member of Alesia Value Fund LLC. Jeremy K. Gold and Christopher Olin are the managing members of AAM.
d.	Not applicable
e.	Not applicable
f.	Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, and William T. May are citizens of the United States of America. Arquitos Capital Partners, LP is organized under the laws of Delaware. Arquitos Capital Management, LLC is organized under the laws of Virginia. Steven L. Kiel is a citizen of the United States of America. Alesia Value Fund LLC is organized under the laws of California . Alesia Asset Management LLC is organized under the laws of California. Jeremy K. Gold and Christopher Olin are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,340,683 Shares owned directly by Alesia Value Fund LLC is approximately $86,866, including brokerage commissions. The Shares owned directly by Alesia Value Fund LLC were acquired with the working capital of Alesia Value Fund LLC. The aggregate purchase price of the 80,000 shares owned directly by Jeremy K. Gold is approximately $2,010, including brokerage commissions. The shares directly owned by Jeremy K. Gold were acquired with personal funds. The shares owned directly by Jeffrey I. Moore, Julia H. Moore, Jay B. Moore, William T. May, and M & M Investments were disclosed in a previous 13D filing. The shares owned directly by Arquitos Capital Partners, LP were disclosed in a previous 13D filing.

CUSIP No. 82980W101	13D	Page 16 of 20 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons purchased shares of Common Stock covered by this schedule 13D based on the Reporting Person's beliefs that the shares, when purchased, were undervalued and presented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares at prices that would make the purchase or sale of shares desirable, the Reporting Persons may increase or decrease their positions in the Issuer.

On June 2, 2014, Jeffrey I. Moore, Jeremy K. Gold, and Steven L. Kiel delivered a letter to Frank Erhartic and Daniel Judd with a demand to inspect Sitestar's books and records, including the Issuer's stocklist materials, in order to investigate possible mismanagement and waste of corporate assets, to enable the Record Holders to communicate with the Issuers other stockholders on matters relating to their interests as stockholders, and to consider the solicitation of proxies should the Company hold an annual meeting or special meeting. This letter is filed as an exhibit to this 13D.

The Reporting Persons seek to meet with Sitestar management to discuss such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, plans or proposals to change the makeup of the board and fill open board seats, and restructuring the company's capitalization or dividend policy.

Sitestar management has thus far been unresponsive. If Sitestar refuses to comply with the inspection rights owed to the Reporting Persons, the Reporting Persons intend to enforce their inspection rights and will seek to be reimbursed for any and all expenses related to that enforcement, as allowable under Nevada law. The Reporting Persons request that current Sitestar shareholders contact them to allow the Reporting Persons to independently compile a list of stockholders.

Jeffrey I. Moore currently sits as a director on Sitestar's board of directors. However, the company has not held a board meeting since at least January 2014, in violation of Sitestar's bylaws which provide for monthly board meetings. Therefore, Mr. Moore is not in possession of any confidential or other restricted information. Furthermore, Jeffrey I. Moore's April 17, 2014 request, as detailed in his 13D filing on that date, has not been acknowledged by the company. This April 17, 2014 request was for the company to amend its 10K, which contained several factual errors, and to remove Mr. Moore's signature from the document, since Mr. Moore did not review the filing and did not authorize Sitestar's management to electronically sign his name.

CUSIP No. 82980W101	13D	Page 17 of 20 Pages

Item 5.  Interest in Securities of the Issuer.

As of June 3, 2014, 74,085,705 shares of Sitestar's common stock were outstanding as of the most recent 10Q filed May 15, 2014.

A.	Jeffrey I. Moore benefically owns 5,368,373 shares constituting 7.2% of the Issuer's outstanding shares. He has sole voting power for 2,610,849 shares and shared voting power for 2,757,524 shares. No transactions have been entered since the most recent 13D filing.
B.	Julia H. Moore benefically owns 758,489 shares constituting 1.0% of the Issuer's outstanding shares. She has shared voting power for 785,489 shares. No transactions have been entered since the most recent 13D filing.
C.	Jay B. Moore benefically owns 593,675 shares constituting 0.8% of the Issuer's outstanding shares. He has shared voting power for 593,675 shares. No transactions have been entered since the most recent 13D filing.
D.	William T. May benefically owns 218,000 shares constituting 0.3% of the Issuer's outstanding shares. He has shared voting power for 218,000 shares. No transactions have been entered since the most recent 13D filing.
E.	M & M Investments benefically owns 1,187,360 shares constituting 1.6% of the Issuer's outstanding shares with shared voting power for 1,187,360 shares. No transactions have been entered since the most recent 13D filing.
F.	Arquitos Capital Partners, LP benefically owns 3,734,145 shares constituting 5.0% of the Issuer's outstanding shares with sole voting power for 3,734,145 shares. No transactions have been entered since the most recent 13D filing.
G.	Arquitos Capital Management, LLC is the general partner of Arquitos Capital Partners, LP and may be deemed to be the beneficial owner of the 3,734,145 shares owned by Arquitos Capital Partners, LP. This ownership constitutes 5.0% of the Issuer's outstanding shares with sole voting power for 3,734,145 shares. No transactions have been entered since the most recent 13D filing.
H.	Steven L. Kiel is the managing member of Arquitos Capital Management, LLC and may be deemed to be the beneficial owner of the 3,734,145 shares owned by Arquitos Capital Partners, LP. This ownership constitutes 5.0% of the Issuer's outstanding shares with shared voting power for 3,734,145 shares. No transactions have been entered since the most recent 13D filing.

CUSIP No. 82980W101	13D	Page 18 of 20 Pages

I.	Alesia Value Fund LLC benefically owns 2,340,683 shares constituting 3.2% of the Issuer's outstanding shares with sole voting power for 2,340,683 shares. Transactions in the shares over the past 60 days are set forth in Exhibit 99.2 and are incorporated herein by reference.
J.	Alesia Asset Management LLC is the managing member of Alesia Value Fund LLC and may be deemed to be the beneficial owner of the 2,340,683 shares owned by Alesia Value Fund LLC. This ownership constitutes 3.2% of the Issuer's outstanding shares with sole voting power for 2,340,683 shares. Transactions in the shares over the past 60 days are set forth in Exhibit 99.2 and are incorporated herein by reference.
K.	Jeremy K. Gold is the managing member of Alesia Asset Management LLC and may be deemed to be the beneficial owner of the 2,340,683 shares owned by Alesia Value Fund LLC. This ownership constitutes 3.2% of the Issuer's outstanding shares with shared voting power for 2,340,683 shares. He has sole voting power for 80,000 shares. Transactions in the shares over the past 60 days are set forth in Exhibit 99.2 and are incorporated herein by reference.
L.	Christopher Olin is the managing member of Alesia Asset Management LLC and may be deemed to be the beneficial owner of the 2,340,683 shares owned by Alesia Value Fund LLC. This ownership constitutes 3.2% of the Issuer's outstanding shares with shared voting power for 2,340,683 shares. Transactions in the shares over the past 60 days are set forth in Exhibit 99.2 and are incorporated herein by reference.

CUSIP No. 82980W101	13D	Page 19 of 20 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto. This agreement is filed as an exhibit and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

Ex.1	Letter to the CEO and CFO
Ex.2	Transactions in the Shares of the Issuer by the Reporting Persons.
Ex.3	Joint Filing Agreement

CUSIP No. 82980W101	13D	Page 20 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Date: June 3, 2014

/s/ Jeffrey I. Moore
Name: Jeffrey I. Moore

/s/ Jeffrey I. Moore
Name: Jeffrey I. Moore as attorney-in-fact for Julia H. Moore

/s/ Jeffrey I. Moore
Name: Jeffrey I. Moore as attorney-in-fact for Jay B. Moore

/s/ Jeffrey I. Moore
Name: Jeffrey I. Moore as attorney-in-fact for William T. May

/s/ Jeffrey I. Moore
Name: Jeffrey I. Moore as attorney-in-fact for M & M Investments

Arquitos Capital Partners, LP
By: Arquitos Capital Management, LLC
its general partner

/s/ Steven L. Kiel
Name: Steven L. Kiel
Title: Managing Member
Arquitos Capital Partners, LP

/s/ Steven L. Kiel
Name: Steven L. Kiel
Title: President
Arquitos Capital Management, LLC

/s/ Steven L. Kiel
Steven L. Kiel, individually

Alesia Value Fund LLC
By: Alesia Asset Management LLC
its managing member

/s/ Jeremy K. Gold
Name: Jeremy K. Gold
Title: Managing Member
Alesia Asset Management LLC

/s/ Jeremy K. Gold
Jeremy K. Gold, individually

/s/ Christopher Olin
Name: Christopher Olin
Title: Managing Member
Alesia Asset Management LLC

/s/ Christopher Olin
Christopher Olin, individually